October 19, 2009

Zip+4 Code: 20549-3561

Via Fax & U.S. Mail

Mr. Gary N. Hokanen
Chief Financial Officer
Interamerican Gaming., Inc.
144 Front Street West, Suite 700
Toronto, Ontario Canada M5J2L7

>   Re: Form 8-K filed October 6, 2009
>   File No.: 0-31639

Dear Mr. Hokanen:

We have completed our review of your Forms 8-K noted above and do not, at this time, have any further comments.

>   Sincerely,

>   Effie Simpson
>   Staff Accountant